EXHIBIT 14.(a).3


            Consent of Independent Registered Public Accounting Firm

To the Board of Directors of
ACS - TECH80 LTD.


We consent to the incorporation by reference in the registration statement on Form S-8 (No.333-13198) of ACS - Tech80 Ltd. (the "Company") of our report dated June 26, 2003, with respect to the consolidated balance sheet of the Company as of December 31, 2002 and related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2002, which report appears in the December 31, 2003 annual report on Form 20-F of ACS - Tech80 Ltd.


/s/ Somekh Chaikin
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Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International




Haifa, Israel
July 14, 2004